CUSIP No. 377339106                                          (Page 1 of 8 Pages)










                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)

                               Gleason Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    377339106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Ralph E. Harper, Secretary and Treasurer
                               Gleason Foundation
                                 P.O. Box 22970
                             1000 University Avenue
                         Rochester, New York 14692-2970
                                 (716) 241-4030
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

CUSIP No. 377339106                                          (Page 2 of 8 Pages)

                                       13D
================================================================================
 1           NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
             Gleason Foundation
             ID NO. 16-6023235
================================================================================
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [x]
                                                                       (b)  [ ]
================================================================================
 3           SEC USE ONLY
================================================================================
 4           SOURCE OF FUNDS:
             OO
================================================================================
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

================================================================================
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
================================================================================
  NUMBER OF             7        SOLE VOTING POWER:
   SHARES
 BENEFICIALLY                    -0-
OWNED BY EACH        ===========================================================
  REPORTING
PERSON WITH             8        SHARED VOTING POWER:
                                 1,197,346
                     ===========================================================
                        9        SOLE DISPOSITIVE POWER:
                                 -0-
                     ===========================================================
                       10        SHARED DISPOSITIVE POWER:
                                 1,197,346
================================================================================
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,416,527(1)
================================================================================
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [X]
================================================================================
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.7%
================================================================================
 14          TYPE OF REPORTING PERSON
             CO
================================================================================

(1) The amount shown includes options, which are exercisable within the next 60 days, to purchase an aggregate of 56,750 shares.

CUSIP No. 377339106                                          (Page 3 of 8 Pages)



ITEM 1.  SECURITY AND ISSUER.

        This Amendment No. 3 to Schedule 13D relates to the common stock, par value $1.00 per share (the "Company Common Stock"), of Gleason Corporation, a Delaware corporation (the "Company"), with principal executive offices at 1000 University Avenue, Rochester, New York 14692-2970.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a) The name of the person filing the statement is Gleason Foundation (the "Foundation").

        (b) The address of the Foundation is P.O. Box 22970, 1000 University Avenue, Rochester, New York 14692-2970.

        (c)     The directors and executive officers of the Foundation are:

                Edward C. Atwater, director, c/o Gleason Foundation, P.O. Box 22970, 1000 University Avenue, Rochester, New York 14692-2970. Dr. Atwater is retired.

                Tracy R. Gleason, President and director, c/o Gleason Foundation, P.O. Box 22970, 1000 University Avenue, Rochester, New York 14692-2970. Ms. Gleason is a community volunteer.

                Ralph E. Harper, Secretary, Treasurer and director, c/o Gleason Foundation, P.O. Box 22970, 1000 University Avenue, Rochester, New York 14692-2970. Mr. Harper is retired.

                Gary J. Kimmet, Vice President and director, c/o Gleason Foundation, P.O. Box 22970, 1000 University Avenue, Rochester, New York 14692-2970. Mr. Kimmet is employed by the Company as Vice President - Worldwide Sales and Marketing.

                Albert W. Moore, director, c/o Gleason Foundation, P.O. Box 22970, 1000 University Avenue, Rochester, New York 14692-2970. Mr. Moore is retired.

        (d) During the last five years, neither the Foundation nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, neither the Foundation nor any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Foundation is a New York not-for-profit corporation. All of the directors and executive officers of the Foundation are U.S. citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The consideration for the Foundation's execution of the Foundation Agreement (as hereinafter defined) is the various agreements contained in the Foundation Agreement, as more fully described in Item 4 and Item 6 hereof.

CUSIP No. 377339106                                          (Page 4 of 8 Pages)



ITEM 4.  PURPOSE OF TRANSACTION.

        The Foundation is filing this Amendment No. 3 to Schedule 13D because it has entered into an agreement with respect to a transaction by which Torque Acquisition Co., L.L.C., a Delaware limited liability company ("Acquisition Company"), and James S. Gleason, certain parties related to him, and certain other members of the management of the Company (collectively, the "Acquisition Parties") propose to acquire all of the outstanding shares of the Company Common Stock (the "Acquisition"), excluding certain of the shares already owned by the Acquisition
        Parties and by the Foundation. The Foundation is not an Acquisition
        Party.

        The Acquisition is proposed by Acquisition Company and the Acquisition Parties to be accomplished through a two-step transaction in which Acquisition Company and the Company will offer to purchase outstanding shares of Company Common Stock for cash (the "Offer"), followed by a merger (the "Merger") of the Company and a wholly-owned subsidiary of Acquisition Company, in which the Company's remaining stockholders would receive Merger consideration in cash.

        Pursuant to that certain Foundation Agreement dated December 8, 1999, between Acquisition Company and the Foundation (the "Foundation Agreement"), the Foundation has agreed not to tender any of its shares of Company Common Stock in the Offer, to vote all of its shares of Company Common Stock in favor of the Merger, and to retain certain of its shares following the Offer and the Merger. The terms of the Foundation Agreement are more fully described in Item 6 hereof.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a) and (b)     (i) The Foundation beneficially owns 1,197,346 shares of
                Company Common Stock, which represent 12.5% of the issued and outstanding shares of the Company Common Stock as of November 30, 1999. By virtue of the Foundation Agreement, the Foundation beneficially owns no shares with sole dispositive or voting power, and 1,197,346 shares of Company Common Stock with shared dispositive and voting power. Such shared dispositive and voting power is shared with Acquisition Company, as more fully described in Item 6 hereof.

                  (ii) Dr. Atwater beneficially owns 2,050 shares of
                Company Common Stock, which represent 0.0 % of the issued and outstanding shares of the Company Common Stock as of November 30, 1999. Dr. Atwater beneficially owns, with sole dispositive and voting power, 1,200 shares of Company Common Stock. Dr. Atwater owns no shares with shared voting or dispositive power.

                  (iii) Ms. Gleason beneficially owns 122,906 shares of
                Company Common Stock, which represent 1.3% of the issued and outstanding shares of the Company Common Stock as of November 30, 1999. Of these 122,906 shares, Ms. Gleason beneficially owns 65,056 shares by virtue of her position as trustee under the GST Exempt Trust for the benefit of James S. Gleason under Article Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason under Article Third (F) of the Trust Under Agreement dated March 9, 1989, with Lawrence C. Gleason (the "Trusts"). Ms. Gleason beneficially owns, with sole dispositive and voting power, 122,906 shares of Company Common Stock. Ms. Gleason owns no shares with shared voting or dispositive power.

                  (iv) Mr. Harper beneficially owns 47,365 shares of
                Company Common Stock, which represent 0.5 % of the issued and outstanding shares of the Company Common Stock as of November 30, 1999. Mr. Harper beneficially owns, with sole dispositive and voting power, 6,865 shares of Company Common Stock. Mr. Harper owns no shares with shared voting or dispositive power. In addition, he owns options, which are exercisable within the next 60 days, to purchase 40,500 shares of Company Common Stock.

CUSIP No. 377339106                                          (Page 5 of 8 Pages)



                  (v) Mr. Kimmet beneficially owns 31,696 shares of Company
               Common Stock, which represent 0.3 % of the issued and outstanding shares of the Company Common Stock as of November 30, 1999. Mr. Kimmet beneficially owns, with sole dispositive and voting power, 15,446 shares of Company Common Stock. Mr. Kimmet owns no shares with shared voting or dispositive power. In addition, he owns options, which are exercisable within the next 60 days, to purchase 16,250 shares of Company Common Stock.

                  (vi) Mr. Moore beneficially owns 15,164 shares of Company
               Common Stock, which represent 0.2 % of the issued and outstanding shares of the Company Common Stock as of November 30, 1999. Mr. Moore beneficially owns, with sole dispositive and voting power, 4,248 shares of Company Common Stock. Mr. Moore owns no shares with shared voting or dispositive power.

                 (vii) By virtue of the Foundation Agreement, the Foundation may be deemed to have formed a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with Acquisition Company and, therefore, to have shared voting and dispositive power over the shares of Company Common Stock beneficially owned by Acquisition Company and by the Acquisition Parties. Such shares amount to an additional 635,936.6 shares of Company Common Stock, which represent 6.3% of the issued and outstanding shares of the Company Common Stock as of November 30, 1999. (Such number of shares excludes the shares beneficially owned by Mr. Kimmet, which are instead reported in
               Item 5 (a) and (b) (v) hereof, and the shares beneficially owned by the Trusts, which are instead reported in Item 5(a) and
               (b)(iii) hereof.) However, the filing of this Amendment No. 3 to
               Schedule 13D shall not be construed as an admission that the Foundation or its directors and executive officers are, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities beneficially owned by Acquisition Company or by the Acquisition Parties.

         (c) There have been no transactions in Company Common Stock made by the Foundation or any of its directors or executive officers during the past 60 days.

               The Foundation is advised that Acquisition Company and the Acquisition Parties have reported their transactions in Company Common Stock during the past 60 days in their Schedule 13D filed on December 9, 1999.

         (d) Except as has been reported in filings made by any of the Company's stockholders under Section 13(d) or 13(g) of the Securities Exchange Act of 1934, no other person is known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the shares described in Item 5
               (a) and (b) (i) through (vi) hereof.

               The Foundation is advised that Acquisition Company and the Acquisition Parties have reported in their Schedule 13D filed on December 9, 1999 whether any person is known to them to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the shares described in Item 5 (a) and (b) (vii) hereof.

CUSIP No. 377339106                                          (Page 6 of 8 Pages)



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE REGISTRANT.

       Under the terms of the Foundation Agreement, the Foundation has agreed with Acquisition Company:

         (i) not to tender any of its shares of Company Common Stock pursuant to the Offer;

         (ii) to vote all of its shares of Company Common Stock in favor of the Merger;

         (iii) not to transfer any of its Company Common Stock during the term of the Foundation Agreement;

         (iv) to retain 202,000 of its shares of Company Common Stock following the Offer and the Merger;

         (v) to have 60,000 of its shares of Company Common Stock converted in the Merger into the right to receive, after consummation of the Merger, shares of a new series of preferred stock and warrants; and

         (vi) to have its remaining 935,346 shares of Company Common Stock (the "Remaining Shares") treated, at its election, in one of the following ways:

                  (A) each Remaining Share would be converted in the Merger into the right to receive the cash Merger consideration; or

                  (B) up to 485,000 of the Remaining Shares would be converted in the Merger into the right to receive, after consummation of the Merger, shares of the new series of preferred stock and warrants, and the rest of the Remaining Shares would be converted in the Merger into the right to receive the cash Merger consideration.

         The Foundation has granted an irrevocable proxy to Acquisition Company to vote the Foundation's Company Common Stock in favor of the Merger.

         The Foundation Agreement also provides for certain matters following consummation of the Merger, including the Foundation's execution of a Stockholders' Agreement with Acquisition Company and the Acquisition Parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Foundation Agreement.

CUSIP No. 377339106                                          (Page 7 of 8 Pages)



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated:  December 10, 1999                Gleason Foundation



                                         By: /s/ Ralph E. Harper
                                             ----------------------------
                                                 Ralph E. Harper
                                                 Secretary and Treasurer

CUSIP No. 377339106                                          (Page 8 of 8 Pages)



                                 EXHIBIT INDEX



NUMBER            EXHIBIT
------            -------

1                 Foundation Agreement

                                                                       EXHIBIT 1



                              FOUNDATION AGREEMENT


            THIS FOUNDATION AGREEMENT, dated as of December 8, 1999 (this "Agreement"), is by and between Torque Acquisition Co., L.L.C., a Delaware limited liability company ("Acquisition Company"), and Gleason Foundation, a private charitable foundation (the "Foundation").

                              W I T N E S S E T H:
                              - - - - - - - - - -

            WHEREAS, Acquisition Company has previously presented to a Special Committee of the Board of Directors of Gleason Corporation, a Delaware corporation (the "Company"), a written proposal (the "Proposal") to acquire the Company for cash at a price of $21.50 per share (which was subsequently increased to $23 per share (the "Price per Share")) of common stock, par value $1.00 per share, of the Company (the "Company Common Stock") pursuant to an Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among the Company, Acquisition Company and a wholly-owned subsidiary of Acquisition Company ("Merger Subsidiary"), providing that, upon the terms and subject to the conditions thereof, (i) the Company and Acquisition Company shall jointly commence a cash tender offer (the "Offer") to purchase any and all shares of Company Common Stock, and (ii) Merger Subsidiary shall merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation;

            WHEREAS, as of the date hereof, the Foundation is the record and beneficial owner of, and has the sole right to vote and dispose of, the number of shares of Company Common Stock set forth on the signature page hereto (the "Shares");

            WHEREAS, Acquisition Company has provided to the Foundation copies of the Proposal, a draft of the Merger Agreement, a form of Certificate of Designation with respect to the Series A Preferred (as defined in the Merger Agreement) and a term sheet setting forth the principal proposed terms of the Warrants (as defined in the Merger Agreement);

            WHEREAS, Acquisition Company has provided to the Foundation a copy of the Stockholders' Agreement (as defined herein); and

            WHEREAS, as an inducement and a condition to its entering into the Merger Agreement and incurring the obligations set forth therein, Acquisition Company wishes to obtain certain commitments from the Foundation with respect to the Shares;

            NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

            1. REPRESENTATIONS AND WARRANTIES OF FOUNDATION. The Foundation hereby represents, warrants and covenants to Acquisition Company as follows:

            (a) The Foundation is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. The Foundation has all requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by the Foundation of this Agreement and the performance by the Foundation of its obligations hereunder have been duly and validly authorized by the Investment Committee of the Foundation, and no other action on the part of the Foundation is necessary to authorize the execution, delivery or performance by the Foundation of this Agreement or the consummation by the Foundation of the transactions contemplated hereby.

            (b) This Agreement has been duly and validly authorized, executed and delivered by the Foundation and, assuming its due authorization, execution and delivery by Acquisition Company, constitutes a valid, binding and enforceable agreement of the Foundation; except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization or other similar laws now or hereafter in effect affecting the rights of creditors generally, and
(ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

            (c) The Foundation is the sole record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1933, as amended (the "Exchange Act"), which meaning shall apply for all purposes of this Agreement), of, and has good and marketable title to, all of the Shares, and there exist no liens, claims, options, proxies, voting agreements, security interests, charges or encumbrances of any nature (collectively, the "Liens") affecting the Shares.

            (d) Except for the Shares, the Foundation does not, directly or indirectly, beneficially own or have any option, warrant or other right to acquire any securities of the Company, nor is the Foundation a party to any agreement (whether or not legally enforceable) relating to any securities of the Company.

            2. REPRESENTATIONS AND WARRANTIES OF ACQUISITION COMPANY. Acquisition Company hereby represents, warrants and covenants to the Foundation as follows:

            (a) Acquisition Company is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Acquisition Company has all requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by Acquisition Company of this Agreement and the performance by Acquisition Company of its obligations hereunder have been duly and validly authorized by the Board of Managers of Acquisition Company, and no other action on the part of Acquisition Company is necessary to authorize the execution, delivery or performance by Acquisition Company of this Agreement or the consummation by Acquisition Company of the transactions contemplated hereby.

            (b) This Agreement has been duly and validly executed and delivered by Acquisition Company and, assuming its due authorization, execution and delivery by the Foundation, constitutes a valid, binding and enforceable agreement of Acquisition Company.

            (c) Acquisition Company is a newly formed limited liability company which has conducted no business other than in connection with the transactions contemplated by the Merger Agreement. Acquisition Company, upon execution of the Merger Agreement, will enter into a commitment letter with Bankers Trust Company (the "Bank Commitment Letter") pursuant to which the Company shall obtain, subject to the terms and conditions therein, funds which, together with the funds received and to be received by Acquisition Company pursuant to the Unit Purchase Agreement, between Acquisition Company and Vestar Capital Partners IV, L.P. (the "Unit Purchase Agreement"), shall be sufficient to consummate the transactions contemplated by the Merger Agreement. Acquisition Company will take all other actions required to cause the Bank Commitment Letter to be effective, and the Bank Commitment Letter, when executed, will be a valid and binding commitment of Acquisition Company. Acquisition Company is not, as of the date hereof, aware of any fact, occurrence or condition that makes any of the assumptions or statements therein inaccurate in any material respect or that would cause the commitment provided in the Bank Commitment Letter to be terminated or ineffective or any of the conditions contained therein not to be met.

            3. NO TENDER OF SHARES. The Foundation hereby agrees not to tender any of the Shares pursuant to the Offer.

            4. VOTING OF SHARES. The Foundation hereby agrees that, during the term of this Agreement, at any meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the Company's stockholders, however called, the Foundation shall vote (or cause to be voted) all of the Shares (i) in favor of the Merger and the approval and adoption of the Merger Agreement and
(ii) against any non-governmental action or agreement that would impede, interfere with, or prevent the Offer or the Merger. The Foundation shall not enter into any agreement, arrangement or understanding with any individual, corporation, partnership, joint venture, association, trust or other non-governmental entity (a "Person") the effect of which would be inconsistent with or violative of this Agreement.

            5. IRREVOCABLE PROXY. Solely for the purpose of effecting the provisions of Section 4 hereof, the Foundation hereby grants to and appoints Acquisition Company and any designee of Acquisition Company, and each of them individually, the Foundation's irrevocable (until the termination of this Agreement) proxy and attorney-in-fact (with full power of substitution) to vote the Shares as indicated in Section 4 hereof. The Foundation intends this proxy to be irrevocable (until the termination of this Agreement) and coupled with an interest, and hereby revokes any proxy previously granted by the Foundation with respect to the Shares. No such designee of Acquisition Company or attorney-in-fact shall be a disqualified person with respect to the Foundation within the meaning of Section 4946 of the Code.

            6. TREATMENT OF SHARES IN THE MERGER. (a) The Foundation hereby agrees pursuant to the terms of the Merger Agreement that (i) 202,000 of the Shares shall not be affected by, and shall remain outstanding and owned by the Foundation following, the Merger, (ii) 60,000 of the Shares shall be converted in the Merger into the right to receive the Series A Preferred/Warrant Consideration (as defined in the Merger Agreement), and (iii) the remaining Shares (collectively, the "Remaining Shares") shall be, depending on the Foundation's election (the "Election") in accordance with Section 6(b) hereof, treated in one of the following ways: (A) each Remaining Share shall be converted in the Merger into the right to receive the Price Per Share in cash (which shall not be less than $23.00), or (B) up to 485,000 of the Remaining Shares shall each be converted in the Merger into the right to receive the Series A Preferred/Warrant Consideration and the rest of the Remaining Shares shall each be converted in the Merger into the right to receive the Price Per Share in cash (which shall not be less than $23.00).

            (b) Subject to Section 7 hereof, the Foundation shall make the Election by a date specified by Acquisition Company in a written notice to the Foundation, which date shall be no earlier than the later of (x) the tenth day after the date of such notice and (y) the 20th business day prior to the date that Acquisition Company intends to consummate the Merger (the "Election Deadline"), by furnishing a written notice (the "Election Notice") to Acquisition Company in accordance with Section 13(e) hereof, which Election Notice shall state the Foundation's election with respect to the Remaining Shares as set forth in Section 6(a) hereof. In the event that the Foundation does not furnish its Election Notice by the Election Deadline, the Foundation shall be deemed to have elected to receive the Price per Share with respect to all of the Remaining Shares.

            7. STOCKHOLDERS' AGREEMENT. (a) Subject to Section 7(b), the Foundation shall enter into a Stockholders' Agreement (the "Stockholders' Agreement") with the Company, Acquisition Company and the Stockholders in the form of Exhibit 1 attached hereto on or prior to the consummation of the Merger.

            (b) Acquisition Company hereby agrees to, and to use its reasonable efforts to cause the other parties to agree to, (i) make all modifications to the Stockholders' Agreement requested by the Foundation prior to January 31, 2000 which, upon advice of counsel to the Foundation, are reasonably required in order to avoid application of any tax under Chapter 42 of the Internal Revenue Code of 1986, as amended (the "Code"), which would not otherwise be incurred, and (ii) entertain in good faith any reasonable requests made by the Foundation prior to January 31, 2000 for other modifications to the Stockholders' Agreement and to make all such other modifications as Acquisition Company and the other parties shall reasonably deem appropriate, provided that, if Acquisition Company determines in good faith that any such modification reduces its rights thereunder or otherwise adversely affects it, then, unless the Foundation withdraws its request for such modification, the Foundation shall not become a party to the Stockholders' Agreement other than for purpose of Sections 12 and 15 thereof and such change shall not be made.

            8. RESTRICTIONS ON TRANSFER, OTHER PROXIES, ETC. (a) During the term of this Agreement, except as otherwise provided herein, the Foundation shall not, directly or indirectly, (i) sell, transfer, pledge, hypothecate, encumber, assign or dispose of any Shares or the beneficial ownership thereof, or offer to do any of the foregoing, (ii) grant any proxy or power of attorney, deposit any Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the Shares, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment or other disposition of or transfer of any interest in or the voting of any shares of Company Common Stock or any other securities of the Company or
(iv) engage in any discussions or negotiations with any non-governmental Person with respect to any of the foregoing.

            (b) During the term of this Agreement, the Foundation shall not acquire any shares of Company Common Stock or other securities of the Company (other than those contemplated by Section 6 hereof) without the prior written consent of Acquisition Company.

            9. FOUNDATION GOVERNANCE. Until Acquisition Company owns less than the Preferred Minimum Threshold and the Acquisition Company Second Minimum Share Amount (each such term as defined in Section 18 of the Stockholders' Agreement), the Foundation (i) shall use reasonable efforts to not permit the composition of the Board of the Directors of the Foundation to consist of any employee of the Company or its subsidiaries or any member of the immediate family of such employee who lives within 500 miles of such employee (collectively, the "Company Employee Group") unless 50% or more of the members of the Board of Directors of the Foundation are not members of the Company Employee Group; (ii) shall not permit any employee of the Company or its subsidiaries or any member of the immediate family of such employee to be a member of the Investment Committee of the Foundation; and (iii) shall cause any and all decisions with respect to the Foundation's investment in the Company to be determined by the Investment Committee of the Foundation.

            10. CERTAIN OWNERSHIP REQUIREMENTS. Following the Merger, the Foundation agrees that so long as it owns any shares of Company Common Stock (whether voting or non-voting), at least 80,000 shares of such Company Common Stock, or such lesser number of shares as the Foundation owns, shall be voting Common Stock. Such number of shares shall be appropriately adjusted for stock splits, stock dividends and similar changes.

            11. FURTHER ASSURANCES. From time to time, at the request of the other party hereto and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

            12. TERMINATION. This Agreement, and all rights, interests and obligations of the parties hereunder, shall terminate (a) if the Offer shall expire without Acquisition Company or the Company accepting for payment or purchasing any shares of Company Common Stock pursuant to the Offer, or (b) if the Merger Agreement is terminated in accordance with its terms, or (c) (except for Sections 9, 10, 11, and 13) upon consummation of the Merger.

            13. MISCELLANEOUS.

            (a) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

            (b) Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses.

            (c) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, personal or legal representatives, executors, administrators, heirs, distributees, devisees, legatees and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party hereto; provided, that Acquisition Company may assign its rights, interests and obligations hereunder to any permitted assignee of Acquisition Company's rights, interests and obligations under the Merger Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

            (d) This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated (except as otherwise provided in Section 12 hereof), except upon the execution and delivery of a written agreement executed by each of the parties hereto. Any party hereto may waive compliance by the other party hereto with any representation, agreement or condition otherwise required to be complied with by such other party hereunder, but any such waiver shall be effective only if in writing executed by the waiving party.

            (e) All notices and other communications hereunder must be in writing and are to be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

                  If to Acquisition Company:

                  c/o Vestar Capital Partners IV, L.P.
                  245 Park Avenue
                  41st Floor
                  New York, New York 10167-4098
                  Telecopy: (212) 808-4922
                  Attention:  Sander M. Levy

                  Copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telecopy: (212) 735-2000
                  Attention:  Blaine V. Fogg, Esq.

                  If after January 14, 2000, to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036
                  Telecopy:  (212) 735-2000
                  Attention:  Blaine V. Fogg, Esq.

                  If to the Foundation:

                  Gleason Foundation
                  1000 University Avenue
                  P.O. Box 22970
                  Rochester, New York 14692-2970
                  Telecopy: (716) 241-4099
                  Attention:  Ralph E. Harper

                  Copy to:

                  Harter, Secrest & Emery LLP
                  700 Midtown Tower
                  Rochester, New York 14604-2070
                  Telecopy:  (716) 232-2152
                  Attention:  Susan Mascette Brandt, Esq.


or to such other address as any party hereto may have previously furnished to the other party hereto in writing in accordance herewith.

            (f) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without affecting the validity or enforceability of the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. For purposes of this Section 13(f), the term "prohibited" includes any act or failure to act subject to tax under Sections 4941, 4943, 4944 or 4945 of the Code.

            (g) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) shall waive, in any action for specific performance, the defense of adequacy of a remedy at law and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

            (h) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by the other party hereto with its obligations hereunder, and any custom or practice of the parties hereto at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

            (i) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

            (j) The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. "Include," "includes," and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import.

            (k) This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                  (1) In advance of filing with the Securities and Exchange Commission or any other governmental entity any document pertaining to the Merger or the transactions contemplated hereby which includes information about the Foundation, Acquisition Company will give the Foundation a reasonable period of prior review of such document.

            IN WITNESS WHEREOF, Acquisition Company and the Foundation have caused this Agreement to be duly executed as of the day and year first above written.


                                       TORQUE ACQUISITION CO., L.L.C.



                                       By: /s/ SANDER M. LEVY
                                           ------------------------------------
                                                Name:   Sander M. Levy
                                                Title:  President



                                       GLEASON FOUNDATION



                                       By: /s/ RALPH E. HARPER
                                           ------------------------------------
                                               Name:   Ralph E. Harper
                                               Title:  Secretary


                                       Shares: 1,197,346
                                               ---------

                    INDEX TO EXHIBITS TO FOUNDATION AGREEMENT




*  EXHIBIT 1 - STOCKHOLDERS' AGREEMENT

*  OMITTED EXHIBIT

UPON WRITTEN REQUEST, THE REGISTRANT WILL PROVIDE A COPY OF THE REFERENCED OMITTED EXHIBIT.